Exhibit 8.1

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2017:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of beverages.
Spal Indústria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.